Mail Stop 3561

April 26, 2007

Via Fax & U.S. Mail

Ms. Marilyn Beaubien
Gener8Xion Entertainment, Inc.
2021 Lincoln Street
Burbank, California 91504

> **Re:** **Gener8Xion Entertainment, Inc.**
> **Form 10-KSB for the year ended October 31, 2006**
> **Filed February 13, 2007**
> **File No. 000-15382**

Dear Ms. Beaubien:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended October 31, 2006

Item 1. Description of Business
Gener8Xion Motion Pictures Acquisitions, page 5
1.   We note that your significant revenues and receivables to date result from the theatrical release of the motion picture "One Night with the King." Please expand your discussion to clearly explain the significant terms of the contract(s) under which these revenues have been earned. That is, you state that the film has grossed nearly $13.4 million in theatrical receipts to date and that 250,000 DVD's were sold upon release in fiscal 2007. Please quantify the percentage of receipts you receive in each case, explain how that percentage is calculated and describe your priority in each payment stream. In this regard, we understand that any third party distributors you utilize must be paid distribution fees and sales and marketing costs prior to your receipt of revenues. Please describe the distribution arrangements in detail and quantify them to the extent practicable. Explain how your production revenues for fiscal 2006 were computed and tell us how, when and from whom you will receive payments on the receivables. In this regard, you state on page 11 that you are the principal distributor of the film. If true, tell us whether all of your recorded revenues are production revenues or whether they are distribution revenues as well. Your current disclosures are confusing.

2.   As a related matter, tell us why you believe that no allowance for bad debts is considered necessary. Quantify the number of customers from whom the various receivables are due and discuss your analysis of their credit status. Explain whether or how subsequent returns (of DVD's), erroneous computations or reporting of box office receipts and/or other such matters could impact your recorded receivables. Support your apparent conclusion that all receivables are current assets. We may have further comments upon review of your response.

Item 6. Management's Discussion and Analysis, page 9
3.   As discussed in FR-72, one of the principal objectives of MD&A is to provide a narrative explanation that enables investors to see the company through the eyes of management. Pursuant to those guidelines, please revise your MD&A section to generally focus on: material information, identification and disclosure of known trends and uncertainties, and discussion and analysis of both past and prospective financial matters. Additional guidance can be found in Item 303(b) of Regulation S-B.

4.   With regard to the following specific areas of MD&A, please revise your disclosures using these guidelines:

        • Overview – your MD&A section should provide an executive level overview which provides the investor with an overview of the company and its overall view of the prior period and future prospects.

- Results of Operations – revise to discuss and analyze underlying causes of all material changes. For example, you state on page 9 that revenues increased due mainly to the release of "One Night with the King", but you do not discuss prospects for revenue continuing from that motion picture in future periods, nor any other sources of production revenue. Generally, the focus and content of MD&A should be on material information, identification and disclosure of known trends and uncertainties, and discussion and analysis of both past and prospective financial matters.

- Critical Accounting Policies - this section is intended to focus on the sensitivity aspects of critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. Please revise accordingly.

Liquidity and Capital Resources, page 11

5.   This discussion should be significantly expanded to disclose the fact that you have received a going concern opinion and to fully and clearly explain the reasons for and implications of that opinion. Your discussion should quantify and describe the funds necessary to maintain current operations, complete projects underway and achieve stated objectives and plans. You should also address the resources available to satisfy your cash requirements. If you plan to rely upon external financing, indicate the nature of the financing and disclose your assessment of whether this financing will continue to be available and on what terms. If significant, please address the difficulties involved in assessing the effect of the amount and timing of uncertain events on cash requirements and liquidity. Please update these disclosures on a quarterly basis in future interim filings.

6.   Please specifically describe the potential impact upon the company of significantly reduced funding levels. In addition, please clearly state the outcome to the company if you are ultimately unable to continue to raise capital and/or to generate positive cash flows from operations.

Consolidated Statements of Operations, page 17

7.   Per your discussion of "Other income – related party" in Note 4 on page 30, it appears that the $100,000 earned for fee income does not constitute revenue generated through normal operations. Therefore, this income item should be included in "Other income" on your statement of operations and presented after income from operations. Please revise to remove this line item from revenues or explain why it should be considered a material and recurring component of your principal business activities. In this regard, you do not describe it as such in your description of your business.

Note 3. Acquisition, page 29

8.   We note your disclosure regarding the annual impairment test on goodwill and your conclusion that there was no impairment as of October 31, 2006. However, it is unclear to us how you reached the conclusion that no impairment charge was necessary considering the company's continuing operating losses and your disclosure that the company's ability to continue as a going concern is in question. Provide us with supplemental support for your conclusions. Your response should clearly explain the methodology you employed in your impairment testing and the basis for any significant assumptions you utilized. In this regard, we assume that the goodwill relates to the lighting equipment reporting unit/segment. We note that this segment appears to be incurring operating losses. Please advise or revise. We may have further comments upon review of your response.

9.   As a related matter, please refer to your discussion of commitments and contingencies on page 23. Please expand your disclosures to also quantify the dollar amount of your actual purchases under the agreement. Describe, here and in MD&A, the potential impact upon your lighting sales of the loss of this contract and/or of your exclusivity in North America. Tell us and disclose, on an ongoing basis, the progress of your renegotiation efforts to date. In addition, describe the purchase arrangements you have with the supplier pending resolution of this dispute.

Item 8. Changes in and Disagreements with Accountants on Auditing and Financial Disclosures, page 33

10.   In light of the subsequent disagreement with your auditor, consideration should be given to updating and clarifying these disclosures in your amended document.

Item 8A. Controls and Procedures, page 33

11.   We note your conclusion that disclosure controls and procedures were deemed ineffective for the year ended October 31, 2006 due to the significant number of material audit adjustments. Please disclose your plan to remedy this deficiency, and the status of your implementation of the plan. In addition, please describe how you are able to ensure the accuracy of your unaudited interim financial statements. This disclosure should be provided in future quarterly reports as well.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief